EBH Securities, Inc.

Report on Audit of
Financial Statements

December 31, 2025

EBH SECURITIES, INC.

TABLE OF CONTENTS
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THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EBH Securities, Inc., as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of EBH Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EBH Securities, Inc.'s management. My responsibility is to express an opinion on EBH Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to EBH Securities, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of EBH Securities, Inc.'s financial statements. The supplemental information is the responsibility of EBH Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 31, 2026

EBH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

ASSETS

Cash and cash equivalents	$	8,965
Commissions receivable		3,159
TOTAL CURRENT ASSETS	$	12,124

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	1,262
Income taxes payable		3,900
TOTAL CURRENT LIABILITIES		5,162

STOCKHOLDER'S EQUITY

Common Stock (no par value, 1,000 shares authorized 500 share issued and outstanding)		7,849
Additional Paid in Capital		17,572
Retained Deficit		(18,459)
TOTAL STOCKHOLDER'S EQUITY		6,962
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,124

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE		
Mutual fund commissions and 12b-1 fees	$	45,831
Other Income		6
TOTAL REVENUE		45,837
EXPENSES		
Occupancy		12,852
Regulatory		2,630
Other operating and administrative expenses		5,062
TOTAL EXPENSES		20,544
Net Income before income tax provision		25,293
Income tax provision		2,411
NET INCOME	$	22,882

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Stockholder's Equity - Beginning Balance	$ 7,849	$ 17,572	$ (18,490)	$ 6,931
Net income	-	-	22,882	22,882
Plus Stockholder Contributions	-	-	-	-
Less Stockholder Distributions	-	-	(22,851)	(22,851)
Stockholder's Equity - Ending Balance	$ 7,849	$ 17,572	$ (18,459)	$ 6,962

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	22,882
(Increase) decrease in operating assets:		
Accounts receivable		(1,063)
Increase (decrease) in operating liabilities:		
Accounts payable		1,192
Income tax payable		(1,293)
Net Cash Provided by Operating Activities		21,718

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder distributions		(22,851)
Net Cash (Used in) Financing Activities		(22,851)
Net increase (decrease) in cash		(1,133)
Cash and cash equivalents - beginning of year		10,098
Cash and cash equivalents - end of year	$	8,965

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid during the year for:		
Income Taxes	$	1,411
Interest	$	-

The accompanying notes are an integral part of the financial statements.

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NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH Securities, Inc., is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2025.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for expected credit losses, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for expected credit losses currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP') and presented on the accrual basis method of accounting.

g. Recently Issued Accounting Pronouncement Adopted – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This pronouncement was adopted effective January 1, 2025. For further information, refer to Note 6.

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NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

h. <u>Revenue Recognition</u>—The Firm recognized and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer.
- Identify the performance obligation.
- Determine the transaction price.
- Allocate the transaction price to the performance obligation.
- Recognize the revenue when the performance obligation is met.

NOTE 2: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2025, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 3: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 4: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space and other expenses with two affiliated entities under an expense-sharing agreement. The Firm's portion of these shared expenses for the year was $1,692.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2025, the Firm's net capital was $6,962 which was $1,962 in excess its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($516) or 120% of the minimum net capital requirement ($6,000) of $962 as of December 31, 2025.

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NOTE 6: SEGMENT REPORTING

The Firm is engaged in a single line of business as a securities broker-dealer which is comprised of investment services described in Note 1. The Firm has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in Note 1.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2025. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.
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NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EBH SECURITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2025

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	6,962
less nonallowable assets from Statement of Financial Condition		
Total ownership equity qualified for Net Capital		6,962
Haircuts on securities		-
Net Capital	$	6,962
Aggregate indebtedness	$	5,162
Net Capital required based on aggregate indebtedness (6-2/3%)		344

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital		1,962

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	$	516
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	962
Percentage of Aggregate Indebtedness to Net Capital		74.15%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2025, there were no material differences between net capital above, and net capital reported on Part IIA of the Firm's most recently filed FOCUS report.



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) EBH Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) EBH Securities, Inc. stated that EBH Securities, Inc. has met this exemption provision throughout the year ended December 31, 2025 without exception. EBH Securities, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 31, 2026

EBH SECURITIES, INC.
6525 E 82ND STREET – SUITE 209
INDIANAPOLIS, IN 46250

EXEMPTION STATEMENT REGARDING RULE 15c3-3

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has met this exemption provision throughout the year ended December 31, 2025 without exception.

Sincerely,

EBH Securities, Inc.
Stan Whittlesey, President
February 27, 2026